

February 17, 2011

Mr. David Reichman
Chief Executive Officer
Tree Top Industries, Inc.
511 Sixth Avenue, Suite 800
New York, NY 10011

Sent Via Fax (775) 890-3823

> **Re:** **Tree Top Industries, Inc.**
> **Form 8-K filed February 15, 2011**
> **File No. 000-10210**

Dear Mr. Reichman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

1. We note your disclosure states that you provided Mark Bailey & Company with a copy of the "disclosure in the preceding two paragraphs and requested in writing that MB furnish the Company with a letter … stating whether or not they agree with such disclosures." We further note that you include disclosure regarding Mark Bailey & Company in the first <u>four</u> paragraphs under Item 4.01 of this Form 8-K. Please ensure that your Exhibit 16 letter refers to <u>all</u> disclosure regarding Mark Bailey & Company.

2. We note your disclosure regarding the engagement of M&K CPAs, PLLC. Please amend your filing to ensure the disclosure required by Item 304(a)(2)(i) and (ii) of Regulation S-K covers the <u>two</u> most recent fiscal years and subsequent interim period <u>through engagement</u>.

3.   In your amended Form 8-K, include an updated Exhibit 16 letter from the former
        accountant referencing the revised Form 8-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

        You may contact me at (202) 551-3446 if you have questions.

                                        Sincerely,

                                        /s/ Jaime G. John

                                        Jaime G. John
                                        Staff Accountant